Ruvane Fund Management Corporation

4 Benedek Road

Princeton, New Jersey 08540

September 17, 2008

Cicely LaMothe Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549

Re:	RFMC Willowbridge Fund, L.P. Form 10-K for the Year Ended December 31, 2007 File No. 000-23529

Dear Ms. LaMothe:

Ruvane Fund Management Corporation, a registered commodity pool operator and the general partner of RFMC Willowbridge Fund, L.P. (the "Company") is writing in response to your letter dated September 4, 2008 relating to the Company's Form 10-K for the year ended December 31, 2007. Your comments from the September 4, 2008 letter are set forth below and my responses are set forth under each in italicized type.

FORM 10-K/A FILED ON SEPTEMBER 2, 2008

General

1.	We note your attorney has acknowledged the following on your behalf. However, this acknowledgment must be provided by the company directly. Please provide, in writing a statement acknowledging that:
	•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
	•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
	•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please note that set forth at the end of this letter is a written statement from the Company acknowledging the above.

Cicely LaMothe
September 17, 2008
Page 2

 Item 9A – Controls and Procedures

2.

We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the final year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Management performed an assessment of internal controls over financial reporting and noted no deficiencies in such controls except for the fact that management failed to file management's report on internal control over financial reporting as required by the regulations of the SEC. As a result of the above comment Section 9A has been amended to state that disclosure controls and procedures were not effective due to the failure to file management's report on internal control in the original filed Form 10-K.

Certifications

3.	Please amend to include updated Section 302 and 906 certifications.

The Form 10K-A has been amended to include updated Section 302 and Section 906 certifications.

The Company hereby acknowledges that:.

.       the Company is responsible for the adequacy ad accuracy of the disclosure in the filing;

Cicely LaMothe
September 17, 2008
Page 3

.           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

.           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

Robert L. Lerner

President, Ruvane Fund Management Corporation,

the general partner of RFMC Willowbridge Fund, L.P.